[Letterhead of Vimicro International Corporation]

August 10, 2010

VIA EDGAR AND FACSIMILE

Ms. Lynne Dicker, Reviewing Accountant

Ms. Tara Harkins, Staff Accountant

Division of Corporation Finance

Mailstop 3030

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vimicro International Corporation

Form 20-F for the fiscal year ended December 31, 2009,

filed on May 12, 2010 (File No. 001-24225) (the “2009 Form 20-F”)

Dear Ms. Dicker and Ms. Harkins,

This letter sets forth the responses of Vimicro International Corporation (the “Company”) to the comments contained in the letter dated July 14, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2009 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 88

1.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, [your] disclosure controls and procedures were effective in ensuring that the information required to be disclosed by [you] in the reports that [you] file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

The Company notes the Staff’s comment. In future filings on Form 20-F, the Company proposes to remove the language that appears after the word “effective” so that the disclosure will be amended to read as follows:

“Our Chief Executive Officer and Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.”

Consolidated Statement of Operations, page F-3

2.	We note here and on page F-16 that you classified $549,000 of government grant revenue as non-operating income within your consolidated statements of operations for the year ended December 31, 2009. Please explain to us the nature of this grant revenue. Additionally, explain why you classified government grant revenue as non-operating income within your consolidated statements of operations. Cite the accounting literature relied upon and how you applied it to your situation.

The Company advises the Staff that it has historically received government grants from government agencies for research and development projects. These grants are recognized as deferred grants and are offset against corresponding research and development expenses when these expenses for specific research and development projects are incurred. We recognized US$3.8 million, US$1.5 million and US$1.7 million of grants against research and development project expenses for the years ended December 31, 2007, 2008 and 2009, respectively.

In July 2009, Vimicro China entered into a cooperation agreement (the “Agreement”) with the local government authority of Wuxi National Hi-Tech Zone for the purpose of obtaining funding assistance to establish Vimicro Wuxi, a wholly owned subsidiary of Vimicro China and the Company. Vimicro Wuxi was established to develop a radio frequency based integrated circuit business. The purpose of the local government authority in providing such funding to companies is to incentivize these companies to conduct their businesses in such a way as to achieve the economic objective of the local government authority. Pursuant to the Agreement, the Wuxi government granted RMB 30 million (US$ 4.4 million) (the “Wuxi Grant”) in September 2009 to Vimicro Wuxi to support the establishment of a technology center and the development of Vimicro Wuxi as a viable business in the region. The Wuxi Grant is expected to support a variety of activities in establishing Vimicro Wuxi, including but not limited to, employee recruitment, research and development, expansion of office and work facilities, investing in fixed assets and all other start up activities in connection with establishing the technology center. The Wuxi Grant is non-specific as to the use of funds.

As US GAAP does not provide specific guidance on the accounting for government grants, we refer to International Financial Reporting Standards (IFRS) in International Accounting Standard No. 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS20”). Pursuant to IAS 20, paragraph 29 “Grants related to income are sometimes presented as a credit in the income statement, either separately or under a general heading such as other income, alternatively, they are deducted in reporting the related expense.”

The Company classified the Wuxi Grant as non-operating other income because the characteristics or purpose of the grant is for the establishment of a new entity, Vimicro Wuxi. The grant is general in nature and not specific for any one aspect of establishing Vimicro Wuxi or any related costs to be incurred. This is in contrast to, and substantially different from, government grants that the Company typically receives for specific R&D projects, which, as discussed above, are offset against the corresponding R&D expenses as incurred. The Company believes that it may be misleading to the reader of the financial statements to include the Wuxi Grant as operating income given the different nature and characteristics of the Wuxi Grant in contrast to typical government grants.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-15

3.	We note from page 6 and throughout the filing that you sell your products to distributors. Please revise your future filings to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Provide us with a sample of your proposed disclosure.

The Company advises the Staff that the Company generally does not have any post shipment obligations. In rare cases there were acceptance provisions and price protection provisions provided to distributors of multimedia processors.

Most of our arrangements with distributors do not include acceptance provisions. In the rare case that acceptance is required following the examination of the completeness and condition of delivered products, we do not recognize revenue until such acceptance from the distributor is received.

Nearly all of our arrangements with distributors do not contain a price protection provision. In 2009, only one significant distributor was entitled to price protection against a future decline in product prices. However, the Company has never provided a concession in connection with a price protection clause and thus the Company does not have a history of granting concessions, price reductions or refunds in similar completed arrangements. The Company is able to reasonably estimate changes in future prices and account for such changes accordingly, taking into consideration the following:

•

The Company retains control over future price change. The Company’s products sold through significant distributors are normally customized for end customers. Therefore, the future market condition or competition will not adversely affect the Company’s product selling price.

•

The term of contracts with distributors is generally for one year. Some contracts contain an automatic renewal provision, that the term within such contract resets at the start of each new contract term. Therefore, the relatively short term nature of the distributor contracts in relation to the product life means that the risk of having to honor a price protection clause is low and is within our control.

•	The selling price to the end customer is generally negotiated in advance. Thus, the Company would know whether there would be any claims under the price protection clause.

•

The Company receives information from distributors on inventory in the sales channel, such that the Company has visibility of and is able to estimate both potential sales returns and also likelihood of having to provide price concessions on products sold to the distributor.

The obligations to distributors are limited, and the Company has visibility over and the ability to estimate price concessions and other obligations to the distributors. Accordingly, the Company recognizes revenue upon delivery to the distributors when all revenue recognition criteria are met.

The Company proposes the following expanded disclosure in future filings on Form 20-F (the page references are to the related disclosure in the 2009 Form 20-F and may be different in future filings on Form 20-F):

“We use distributors for sales of our multimedia processors. Our agreements with distributors normally do not include customer acceptance clauses. In few contracts that contain acceptance provisions, revenue is not recognized until acceptance is obtained. Our sales to certain major distributors are also made under agreements which allow some price protection against future price changes. We have not provided any price concessions in connection with price protection clauses historically and do not expect to provide any price concessions in the near future. Further, our arrangements with our distributors allow us to maintain visibility over prices and estimate any potential price concessions. We do not have any other post shipment obligations.”

Revenue Recognition

Multimedia processors

“The Company enters into generally short term arrangements with its distributors, which on rare occasions may include certain obligations of the Company such as acceptance or price protection clauses. When the Company provides an acceptance provision to a distributor, revenue is not recognized until acceptance has been received. The Company does not have a history of providing refunds, discounts or other price concessions in connection with price protection clauses that the Company may provide to a distributor. The Company believes that such provisions are within the control of the Company and expects any benefits provided to the distributor to be small. As such, the Company believes that it is able to reasonably estimate price concessions as remote, such that the price is fixed and determinable and revenue is recognized upon delivery of the product sold. The Company regularly evaluates its contracts with distributors and, to the extent that the Company believes the price concessions would not make the sales price fixed and determinable, the recognition of revenue is delayed until such time that the sales price is fixed and determinable.”

4.	We further note your disclosures related to the sales of your surveillance and security products and that these sales arrangements contain multiple-element units of accounting in accordance with Topic 605-25 of the FASB Accounting Standards Codification. We further note that the multiple elements for these arrangements consist of hardware, software, and installation. Please explain to us in more detail the nature of each of the multiple elements within these arrangements and how you considered the guidance in 985-605-25-5 of the FASB Accounting Standards Codification related to how you account for these sales transactions.

The Company notes the Staff’s comment and advises the Staff that the Company believes that the hardware is delivered with the software component and function together to deliver its essential functionality and is thus excluded from the scope of ASC 985-605.

In 2009, the Company entered into the surveillance and security market, providing complete surveillance and security solutions to its customers. The surveillance and security products are generally comprised of hardware with essential software and separate installations. The hardware and software components generally include a digital video recorder, camera, server, personal computer(s) and the proprietary software, known as the Video Surveillance System (“ViSS”), with other third party software that supports the operating system. The Company’s software products are bundled together with hardware products so that the software components and non-software components function together to deliver the products’ essential functionality. The Company markets and sells an integrated platform for a unified surveillance, storage and management solution. If the hardware does not contain the software, the surveillance and security solution cannot be separately marketed and sold to customers.

In addition, the Company also provides installation services, which includes software testing and equipment set up for the monitoring room. Currently, installation is a relatively small component of the overall arrangement, usually representing no more than 10% of the total arrangement value. The installation services may also be provided by third parties operating in this market. Therefore, the Company accounts for installation as an element separate from hardware and software.

5.	Further to the above, we note that you utilize management’s best estimate of the selling price (ESP) for each element of these arrangements within the relative selling price method. Please explain to us in more detail the factors that you utilize in estimating the ESP for each element of these arrangements. Refer to the guidance in 605-25 of the FASB Accounting Standards Codification.

The Company advises the Staff that the Company applies the “relative-selling-price method” in allocating the total arrangement consideration to the separate deliverables. The Company entered into the surveillance and security market relatively recently. Therefore, the Company does not believe it has established sufficient history or evidence to support either vendor-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) of selling price. The Company believes that, in time, it may establish better information to support preferable evidence of selling prices. In determining the best estimate of selling price, the Company has considered the objective of determining VSOE.

As set out in ASC 605-25-30-6C, “the vendor’s best estimate of selling price shall be consistent with the objective of determining vendor-specific objective evidence of selling price for the deliverable; that is, the price at which the vendor would transact if the deliverable were sold by the vendor regularly on a standalone basis. The vendor shall consider market conditions as well as entity-specific factors when estimating the selling price”.

The Company applies ESP based on the cost plus an estimated profit margin while considering various factors, including industry margins, market conditions, and our own factors such as the historical practice of Alcatel-Lucent Shanghai Bell Co., Ltd. (“ASB”), the business we acquired in 2009. The acquisition of the ViSS business has provided some historical information on the selling price; however, it is a different business under the Company than it was as part of ASB. Upon its acquisition we have made changes and the surveillance and security offering has evolved and will continue to do so.

For the hardware and the third-party software component, the Company purchases these items from third party suppliers. In reference to available market information on the price of hardware and third party software and with the Company’s consideration of margins in negotiating the pricing, the Company establishes ESP for hardware and the third-party software component. Similarly, with respect to the Company’s ViSS proprietary software, the Company makes reference to historical selling prices under ASB, however, noting differences between the historical ViSS business within ASB and the ViSS business within the Company.

In connection with the installation service component, ESP is based on our internal costs structure and margin with respect to labor costs and market information.

Note 20. Subsequent Events, page F-47

6.	We note from your disclosures here and throughout the filing related to the establishment of Vimicro Sky-Vision in early fiscal 2010. We further note that you are consolidating this entity even though you do not have any equity interests within the entity. Please tell us in more detail the underlying reasons how you determined that you are the primary beneficiary of this entity and will control Vimicro Sky-Vision. Refer to the guidance in 810 of the FASB Accounting Standards Codification.

The Company advises the staff that foreign owned entities are prohibited from having equity ownership in companies that operate in certain restricted industries within the PRC, including but not limited to internet, media, telecommunications and educational industries.

To comply with PRC laws, the Company conducts its wireless value-added telecommunications business through Vimicro Sky-Vision, a variable interest entity (“VIE”). The Company does not have any direct equity interests in Vimicro Sky-Vision, but through its subsidiary Vimicro China, it exercises effective control of the operations and absorbs the risks and rewards of Vimicro Sky-Vision through a series of contractual agreements including:

•	Loan agreement;

•	Equity interest purchase agreement;

•	Equity pledge agreement;

•	Business operation agreement;

•	Power of attorney; and

•	Exclusive technical and consulting services agreement.

Through the loan and option agreements, Vimicro China has a variable interest in Vimicro Sky-Vision. Furthermore, through the contractual arrangements discussed above, Vimicro China has the power to direct the management and policies of Vimicro Sky-Vision. All voting rights of Vimicro Sky-Vision are assigned to Vimicro China and Vimicro China has the rights to nominate all directors and senior management personnel of Vimicro Sky-Vision. In addition, Vimicro China has both the obligation to absorb losses and the right to receive the expected residual returns of Vimicro Sky-Vision. Vimicro China has the exclusive right to provide technical and consulting services to Vimicro Sky-Vision in exchange for the service fees based on its operating margin. Vimicro China also provides financial support to fund any losses of Vimicro Sky-Vision. As a result, Vimicro Sky-Vision is deemed a VIE and Vimicro China is the primary beneficiary and consolidates Vimicro Sky-Vision.

Pursuant to ASC 810, Consolidation and ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and is thus the VIE’s primary beneficiary. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b. The obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Through the above mentioned contractual arrangements, the Company through Vimicro China consolidates Vimicro Sky-Vision.

The Company proposes the following disclosure to footnote “1. Organization and Principal Activities” in future filings on Form 20-F:

“PRC laws and regulations prohibit or restrict foreign ownership of value-added telecommunications services. To comply with these foreign ownership restrictions, the Group operates its value-added telecommunications services in the PRC through its variable interest entity (“VIE”), the PRC legal entity that was established by the CEO and President of the Company or individuals authorized by the Company. The paid–in capital of the VIE was funded by the Company through a loan extended to the authorized individuals. The Company has entered into certain exclusive agreements with the VIE through Vimicro China which obligates Vimicro China to absorb a majority of the risk of loss from the VIE activities and entitles Vimicro China to receive a majority of residual returns. In addition, the Company has entered into certain agreements with the authorized individuals through Vimicro China, including loan agreements for the paid–in capital of the VIE, option agreements to acquire the equity interests in the VIE when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIE held by the authorized individuals.

Based on these contractual arrangements, the Company consolidates the VIEs in accordance with SEC Regulation S-X 3A-02, Accounting Standards Codification (“ASC”) subtopic 810–10 (“ASC 810–10”), Consolidation: Overall (Pre–Codification: Statement of Financial Accounting Standards (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51), because the Company holds all the variable interests of VIE through Vimicro China, which is the primary beneficiary of the VIE. Despite the lack of majority ownership, there exists a parent–subsidiary relationship between the Company and VIE through the aforementioned agreements, whereby the equity holders of VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to Vimicro China. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of VIE.”

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 10 6894 8888 or the Company’s U.S. counsel, Latham & Watkins LLP, attention: Benjamin Su at +86 10 5965 7016. Thank you.

Very truly yours,

/s/ David Wei Tang
Chief Financial Officer

cc:	Jackie Long, Legal Director, Vimicro International Corporation
David Zhang, Latham & Watkins, Hong Kong
Benjamin Su, Latham & Watkins LLP, Beijing
Steve Martin, Ernst & Young Hua Ming